Contact

www.linkedin.com/in/bobby-john-41530a (LinkedIn)

Top Skills

Entrepreneurship
Start-ups
Mobile Applications

Bobby John

Visionary Tech Founder who leads world class engineers.
Atlanta, Georgia, United States

Summary

I love people, technology and business. The perfect day for me is solving business problems, using technology with people who love to work hard, continuously improve and care for each other.

I've always been passionate about robotics. I believe autonomous vehicles are the ultimate robot. I'm looking for ways to get involved in this industry.

Experience

Band of Coders
Founder & CEO
May 2001 - Present (22 years 6 months)
Atlanta, Georgia, United States

Band of Coders is an elite team of product managers, software architects and developers who partner with business executives to build their next success.

Our fractional CTOs are strategic, innovative team leaders. They'll apply their technical knowledge and business strategy to help your company succeed. We turn your ideas into reality by properly building custom software from the beginning or improving your current solution.

Headquartered in Atlanta with offices in Milwaukee, Nashville, Los Angeles and Toronto.

Clients include: SiriusXM, Yamaha, Uber, Atlanta Braves, and The United Nations

GetDoctor
Founder & CEO
February 2020 - Present (3 years 9 months)
Atlanta, Georgia, United States

Atomic Reach

Board Member

April 2019 - Present (4 years 7 months)

Toronto, Canada Area

Atomic Reach is a content optimization platform that leverages state of the art artificial intelligence to automate the optimization and generation of text based marketing content. Our artificial intelligence reveals critical insights about audience reading preferences, creates personalized and higher performing content with machine learning and, eliminates significant costs and time from marketing operations with natural language generation (NLG).

Miqueas 6:8, Inc

Chairman

January 2010 - Present (13 years 10 months)

Atlanta

Many children in Honduras suffer from neglect, abuse and extreme poverty. At Miqueas 6:8, we believe that we can help by providing abandoned children with a safe, loving and nurturing home. A place where they grow, learn and have hope for a better future. Children that are adopted by Miqueas are provided with the tools to develop physically, emotionally, mentally, and spiritually.

Adventures In Missions

Board Member

September 2015 - November 2017 (2 years 3 months)

Brainpark, Inc.

Founder

January 2006 - February 2012 (6 years 2 months)

CreationStep, Inc.

Founder

2001 - 2009 (8 years)

Trade Settlement Inc.

CTO

2001 - 2006 (5 years)

Personus

Founder

1995 - 2001 (6 years)

Education

University of Toronto

Bachelor of Applied Science (B.A.Sc.), Computer Engineering